

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 2, 2010

Edwin A. Reilly
Chief Executive Officer
Aquamer Medical Corp.
8 Algonquian Drive
Natick, Massachusetts 01760

      Re: Aquamer Medical Corp.
                Preliminary Proxy Statement on Schedule 14A
                Filed November 5, 2010
                Definitive Proxy Statement on Schedule 14A
                Filed November 18, 2010
                File No. 000-52327

Dear Mr. Reilly:

      We have reviewed your correspondence dated November 24, 2010 relating to the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   When you amend your proxy statement, you should file the amendment and mark it as required by Rule 14a-6(h) and Regulation S-K Item 310 - not merely attach it to correspondence. Please revise.

Effect of Reverse Stock Split, page 5

2.	Please show the effect on the information in the table if shareholders approve the split, but not the reduction in shares.

Proposal 3, page 9

3.	Please provide us objective support for your statement "We also believe that the number of authorized but unissued shares after the reduction is consistent with the authorized but unissued shares of other smaller public issuers, including those with active, operating businesses."

Purpose and Effect of the Reduction…, page 9

4.	From your response to prior comment 3, it is unclear how you have concluded that you have given investors sufficient information regarding your plans in order for them to make an informed voting decision. It is also unclear why your concern about information that "could mislead investors" could not be eliminated by you providing sufficient clarifying disclosure. Please advise or revise. Cite all authority on which you rely.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Eric Hellige, Esq.